UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 71319 / January 16, 2014

Admin. Proc. File No. 3-15469

In the Matter of

CARBIZ, INC.,
INZON CORPORATION,
IQ MICRO, INC., AND
PRINCETON MEDIA GROUP, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Carbiz, Inc., InZon Corporation, IQ Micro, Inc., and Princeton Media Group, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final decision of the Commission with respect to Carbiz, Inc., InZon Corporation, IQ Micro, Inc., and Princeton Media Group, Inc. The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Carbiz, Inc., InZon Corporation, IQ Micro, Inc., and Princeton Media Group, Inc., is revoked.

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[1]   17 C.F.R. ' 201.360(d).

[2]   *Carbiz, Inc., InZon Corp., IQ Micro, Inc., Irwin Fin. Corp. and Princeton Media Group, Inc*., Initial Decision Rel. No. 518 (Nov. 13, 2013), 107 SEC Docket 12, 2013 WL 6017547. The stock symbols and Central Index Key numbers are: CBZFF and 1307425 for Carbiz, Inc.; IZON and 814183 for InZon Corporation; IQMC and 1350041 for IQ Micro, Inc.; and PCMEF and 814456 for Princeton Media Group, Inc.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

INITIAL DECISION RELEASE NO. 518
ADMINISTRATIVE PROCEEDING
FILE NO. 3-15469

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of CARBIZ, INC., INZON CORPORATION, IQ MICRO, INC., IRWIN FINANCIAL CORPORATION, and PRINCETON MEDIA GROUP, INC.	INITIAL DECISION ON DEFAULT AS TO FOUR RESPONDENTS November 13, 2013

APPEARANCES: David S. Frye, Division of Enforcement, Securities and Exchange Commission

Alan Becker and John Hoard on behalf of Elliott D. Levin, Trustee for Irwin Financial Corporation

William Metzger for Princeton Media Group, Inc.

No appearances were made by, or on behalf of, any other Respondent

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on September 12, 2013, that alleges Respondents have securities registered with the Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934 (Exchange Act), and they have not filed periodic reports required by Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13. Respondents were served with the OIP by September 16, 2013. See 17 C.F.R. § 201.141(a)(2)(ii), (iv). Irwin Financial Corporation (Irwin Financial), Princeton Media Group, Inc. (Princeton Media), and the Division of Enforcement (Division) participated in the prehearing conference on October 4, 2013. On November 1, 2013, Judge Frank J. Otte, U.S. Bankruptcy Court for the Southern District of Indiana, authorized the Trustee of Irwin Financial to enter an Offer of Settlement with the Commission. I expect that Irwin Financial will enter a settlement with the Commission. At the prehearing conference, Princeton Media acknowledged the allegations in the OIP were true and that it would be found in default if it did not settle the proceeding. Tr. 10-12.

Carbiz, Inc. (Carbiz), InZon Corporation (InZon), and IQ Micro, Inc. (IQ Micro), are in default because they did not answer the allegations in the OIP, attend the prehearing conference, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). Princeton Media is in default because it did not file an answer or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a)(2), .220(f). I find the allegations in the OIP to be true as to these Respondents. See 17 C.F.R. § 201.155(a).

Findings of Fact

Carbiz, Central Index Key (CIK) No. 1307425, is an Ontario corporation located in Sarasota, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Carbiz is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended October 31, 2009. As of September 6, 2013, the common stock of Carbiz was quoted on OTC Link operated by OTC Markets Group Inc., had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

InZon, CIK No. 814183, is a defaulted Nevada corporation located in Hong Kong, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). InZon is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2008, which reported a net loss of $3,398,285 for the prior six months. As of September 6, 2013, the common stock of InZon was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

IQ Micro, CIK No. 1350041, is a delinquent Colorado corporation located in West Palm Beach, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). IQ Micro is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2007, which reported a net loss of $1,228,018 for the prior nine months. As of September 6, 2013, the common stock of IQ Micro was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Princeton Media, CIK No. 814456, is an Ontario corporation located in Palm Beach, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Princeton Media is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 2006, which reported a net loss of $104,488 for the prior year. As of September 6, 2013, the common stock of Princeton Media was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Conclusions of Law

Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. See 17 C.F.R. §§ 240.13a-1, .13a-13. Carbiz, InZon, IQ Micro, and Princeton Media have failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13. In addition, Respondents have failed to act on delinquency letters sent to them by the Division of Corporation Finance requesting compliance or, because of their failure to keep a valid address on file with the Commission, did not receive such letters. I conclude on these facts that it is both necessary and appropriate for the protection of investors to revoke the registration of their registered securities.

The Commission has recently directed "that [administrative] law judges issue initial decisions as to respondents who are also in default." Alchemy Ventures, Inc., Exchange Act Release No. 70708, 2013 SEC LEXIS 3459, at *5-6 (Oct. 17, 2013). The Commission's Rules of Practice provide that an initial decision

> shall include: findings and conclusions, and the reasons or basis therefor, as to all material issues of fact, law or discretion presented on the record and the appropriate order, sanction, relief, or denial thereof. The initial decision shall also state the time period, not to exceed 21 days after service of the decision, except for good cause shown, within which a petition for review of the initial decision may be filed.

17 C.F.R. § 201.360(b).

The Commission stated in Gateway International Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 439, the first litigated appeal on appropriate sanctions for violations of Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13, that the following considerations were appropriate: (1) seriousness of the issuer's violations; (2) isolated or recurrent nature of the violations; (3) degree of culpability involved; (4) extent of the issuer's efforts to remedy past violations and ensure future compliance; and (5) credibility of the issuer's efforts, if any, against further violations.[1] Respondents' violations are serious because Exchange Act Section 13(a)'s reporting requirements are the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. See SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (citations omitted). Respondents' conduct was recurrent because the consecutive violations occurred for more than four years. The level of culpability is high because public companies are required to know the regulations that apply to them as a result of the registration of their securities and cannot plead ignorance to evade liability. See 17 C.F.R. §§ 249.308a, .310 (Commission Forms 10-Q, 10-K); Robert L. Burns, Investment Advisers Act of 1940 Release No. 3260 (Aug. 5, 2011), 101 SEC Docket 44807, 44826 n.60 (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. See SEC v. McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998); SEC v. Wills, 472 F. Supp. 1250, 1268 & n.15 (D.D.C. 1978); Nature's Sunshine Prods., Inc., Exchange Act Release No. 59268 (Jan. 21, 2009) 95 SEC Docket 13488, 13496-97.

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[1] These factors are almost identical to the factors used to assess the public interest in administrative proceedings brought pursuant to Exchange Act Section 15(b). See Steadman v. SEC, 603 F.2d 1126, 1140 (5th Cir. 1979), aff'd on other grounds, 450 U.S. 91 (1981).

Finally, Carbiz, InZon, and IQ Micro, Inc., ignored the proceeding totally, and Princeton Media only appeared at the prehearing conference. Accordingly, there is no evidence that these Respondents have made any efforts to remedy past violations and ensure future compliance, or have made credible efforts against further violations. I conclude on these facts that it is both necessary and appropriate for the protection of investors to revoke the registration of their registered securities.

Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Carbiz, Inc., InZon Corporation, IQ Micro, Inc., and Princeton Media Group, Inc., is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. See 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this Initial Decision within twelve days after service of the Initial Decision. See 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. 17 C.F.R. § 201.155(b).

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Brenda P. Murray,
Chief Administrative Law Judge